NO ACT

DC
PE
12-26-07

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

[redacted]

08021471

Received SEC

JAN 17 2008

Washington, DC 20549

January 17, 2008

Lorie Harris Hancock
Karnopp Petersen LLP
1201 NW Wall Street, Suite
Bend, OR 97701

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 1/17/2008

Re: Cascade Bancorp
Incoming letter dated December 26, 2007

Dear Ms. Hancock:

This is in response to your letter dated December 26, 2007 concerning the shareholder proposal submitted to Cascade Bancorp by Gerald R. Armstrong. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

PROCESSED
JAN 25 2008
THOMSON
FINANCIAL

Enclosures

cc: Gerald R. Armstrong
820 Sixteenth Street, No. 705
Denver, CO 80202-3227

KARNOPP PETERSEN LLP
ATTORNEYS AT LAW

December 26, 2007

VIA CERTIFIED AND OVERNIGHT MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Cascade Bancorp – No Action Letter Request Pursuant to Rule 14a-8

Dear Ladies and Gentlemen:

This letter is to inform you that our client, Cascade Bancorp, an Oregon corporation (the "Company"), intends to omit from its proxy statement and form of proxy for its 2008 Annual Meeting (collectively, the "2008 Proxy Materials") a shareholder proposal (the "Proposal") received from Gerald Armstrong (the "Proponent").

Pursuant to Rule 14a-8(j), we have: (i) enclosed herewith six (6) copies of this letter and its attachments, (ii) filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2008 Proxy Materials with the Commission; and (iii) simultaneously sent copies of this letter, together with its attachments, to the Proponent.

The Proposal

The Company received a letter dated November 1, 2007, from the Proponent containing the following proposal for inclusion in the Company's 2008 Proxy Materials:

"That the shareholders of Cascade Bancorp request its Board of Directors to take the steps necessary to eliminate classification of terms of its Board of Directors to require that all directors stand for reelection annually. The Board declassification shall be completed in a manner that does not effect the unexpired terms of the previously-elected directors."

A copy of the Proposal is attached hereto as Exhibit A. A copy of the correspondence between the Company and the Proponent is attached as Exhibit B.

13043-001\309657.doc

Basis for Exclusion

On behalf the Company, we hereby respectfully request that the staff (the "Staff") of the Division of Corporation Finance of the Commission concur in our view that the Proposal may be excluded from the 2008 Proxy Materials because the Company's Board of Directors (the "Board") adopted on November 28, 2007, an amendment to its Bylaws, which was filed with the Commission on the same date, (the "Amendment") that completely implements the Proposal. Specifically, the Board amended the Bylaws to require that directors stand for election at each Annual Meeting. Therefore, inclusion of the Proposal would have no impact other than to confuse shareholders of the Company. When a company demonstrates that a proposal has been completely implemented, the Staff has concurred that the proposal may be excluded. *See, e.g., Whole Foods Market, Inc.* (avail. Dec. 19, 2007). Accordingly, we request that the Staff concur with our view that the Amendment completely implement the Proposal and, thus, the Proposal may be excluded from the 2008 Proxy Materials pursuant to Rule 14a-8(i)(10).

Conclusion

For the foregoing reasons, we believe that the Proposal has been completely implemented and therefore is excludable under Rule 14a-8(i)(10). Thus, we respectfully request that the Staff advise us that it would not take any action if the Company omits the Proposal from its 2008 Proxy Materials in reliance on Rule 14-a(8)(i)(10).

If for any reason the Commission does not agree with the Company's position, or it has questions or requires additional information in support of the Company's position stated herein, we would appreciate an opportunity to confer with the Staff prior to the issuance of a formal response. Please call me, or in my absence, Kimberly Medford at (541) 382-3011.

Please acknowledge receipt of this letter and the enclosures by date stamping an enclosed copy of this letter and returning the date-stamped copy in the enclosed self-addressed stamped envelope.

Very truly yours,

LORIE HARRIS HANCOCK
LHH/aea
Enclosures
cc: Gerald R. Armstrong w/enclosures

820 Sixteenth Street, No. 705
Denver, Colorado 80202-3227
November 1, 2007

CASCADE BANCORP
1100 N. W. Wall Street
Bend, Oregon 97701

Greetings

Pursuant to Rule X-14 of the Securities and Exchange Commission, this letter is formal notice to the management of CASCADE BANCORP, at the coming annual meeting in 2008, I, Gerald R. Armstrong, a shareholder for more than one year and the owner of in excess of $2,000.00 worth of voting stock, 1,272 shares in my own name and 1,250 shares in an I.R.A. Account, shares which I intend to own for all of my life, will cause to be introduced from the floor of the meeting, the attached resolution.

I ask that, if management intends to oppose this resolution, my name, address, and telephone number--Gerald R. Armstrong, 820 Sixteenth Street, No. 705; Denver, Colorado; 80202-3227; 303-355-1199; together with the number of shares owned by me as recorded on the stock ledgers of the corporation, be printed in the proxy statement, together with the text of the resolution and the statement of reasons for introduction. I also ask that the substance of the resolution be included in the notice of the annual meeting and on management's form of proxy.

Yours for "Dividends and Democracy,"

Gerald R. Armstrong, Shareholder

Certified Mail No. 7004 2510 0004 8299 0883

RESOLUTION

That the shareholders of CASCADE BANCORP request its Board of Directors to take the steps necessary to eliminate classification of terms of its Board of Directors to require that all Directors stand for election annually. The Board declassification shall be completed in a manner that does not affect the unexpired terms of the previously-elected Directors.

STATEMENT

On March 15, 2007, short-selling of Cascade Bancorp's shares was ranked 8th on the NASDAQ. The proponent, and others, believe that short-selling is dangerous as the short-sellers borrow shares and sell them hoping to re-purchase the shares at a lower price. He believes that this caused the downward pressure on the market value of Cascade shares and management does not respond to him when he asks what is being done about it.

Where is the accountability of the directors? I believe the election of directors is the strongest way that shareholders influence the direction of any corporation. Cascade's board is divided into three classes with each class serving three-year terms. Because of this, shareholders may only vote for one-third of the directors each year. This is not in our best interests as it reduces accountability and is an unnecessary take-over defense.

Patricia L. Moss, Cascade's President serves as a director of MDU RESOURCES GROUP where she supported declassification of the terms of its board of directors in its 2007 shareholders' meeting. The MDU proxy statement states in support of that proposal: "....investors view classified boards as having the effect of reducing the accountability of directors to stockholders because classified boards limit the ability of stockholders to evaluate and elect all directors on an annual basis. The election of directors is a primary means for stockholders to influence corporate governance policies and to hold management accountable for implementing those policies."

A study by researchers at Harvard Business School and the University of Pennsylvania's Wharton School titled "Corporate Governance and Equity Prices" (Quarterly Journal of Economics, February, 2003), looked at the relationship between corporate governance practices (including classified boards) and firm performance. The study found a significant positive link between governance practices favoring shareholders (such as annual directors election) and firm value.

The proponent regards as unfounded the concern expressed by some that annual election of all directors could leave companies without experienced directors in the event that shareholders do vote to replace all directors, such a decision would express dissatisfaction with the incumbent directors and reflect the need for change.

If you agree that shareholders may benefit from greater accountability afforted by annaul election of all directors, please vote "FOR" this proposal.

BANK OF THE CASCADES

November 16, 2007

Gerald Armstrong
820 Sixteenth Street, No. 705
Denver, Colorado 80202-3227

Re: Cascade Bancorp Shareholder Proposal

Dear Mr. Armstrong:

I am writing in response to your letter of November 1, 2007, and to acknowledge receipt of your shareholder proposal. As you stated in your proposal, I have supported and continue to support declassification of the terms of members on a board of directors. The Board of Cascade Bancorp previously directed management to prepare for their review and consideration the necessary changes to the bylaws to cause each director to stand for reelection each year at the annual meeting. The Board's Nominating and Governance Committee will meet later this month to review and consider the bylaw changes. If the committee recommends the changes, the proposal will be forwarded to the full Board. If the Board adopts the amendment to the bylaws, we will immediately publicly disclose this information by filing a Form 8-K with the Securities and Exchange Commission. Once that occurs, I anticipate you will withdraw your proposal.

Thank you for your interest in Cascade Bancorp.

Patricia

Patricia L. Moss
Chief Executive Officer

BANK OF THE
CASCADES

December 4, 2007

Gerald Armstrong
820 Sixteenth Street, No. 705
Denver, Colorado 80202-3227

Re: Cascade Bancorp Shareholder Proposal

Dear Mr. Armstrong:

I am writing to update you regarding recent actions of the Board of Directors of Cascade Bancorp. As I mentioned in my earlier letter, the Board previously directed management to prepare for their review and consideration the necessary changes to the bylaws to cause each director to stand for re-election each year at the annual meeting. The Board's Nominating and Governance Committee met on November 26, 2007, and considered and recommended these bylaw changes to the Board. Later that same day, the Board met and approved the amendments to the bylaws and this was publicly disclosed in a Form 8-K filed with the Securities and Exchange Commission (SEC).

Since the Company has substantially implemented the proposal you submitted, I anticipate that you will withdraw your proposal. You can confirm this by signing the acknowledgement below and returning a signed copy of this letter to me, or by submitting a separate letter to the Company. I would appreciate receiving this acknowledgement by December 15, 2007 to avoid the need for the company to file a no-action request with the SEC. A postpaid envelope is enclosed for your convenience.

Thank you for your continued interest in Cascade Bancorp.

Patricia L. Moss
Chief Executive Officer

The undersigned withdraws the shareholder proposal submitted to Cascade Bancorp by letter dated November 1, 2007.

____
Gerald Armstrong

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 17, 2008

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Cascade Bancorp
Incoming letter dated December 26, 2007

The proposal requests that the board take the necessary steps to eliminate the classification of terms for its board of directors to require that all directors stand for election annually.

There appears to be some basis for your view that Cascade Bancorp may exclude the proposal under rule 14a-8(i)(10). In this regard, we note Cascade Bancorp's representation that its bylaws provide for the annual election of directors. Accordingly, we will not recommend enforcement action to the Commission if Cascade Bancorp omits the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Greg Belliston

Greg Belliston
Special Counsel

END